Exhibit 21

SUBSIDIARIES OF MITCHAM INDUSTRIES, INC.

The following entities are wholly-owned subsidiaries of Mitcham Industries, Inc.:

1.	Drilling Services, Inc., a Delaware corporation;

2.	Mitcham Canada Ltd., an Alberta corporation; and

3.	Seismic Asia Pacific Pty Ltd., an Australian corporation.